FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January, 2010
26 January 2010

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

Exhibit

EXHIBIT NO.  1    Press release of British Sky  Broadcasting  Group plc announcing BSkyB wins legal action against EDS released on 26 January 2010

26 January 2010

BSkyB wins legal action against EDS

British Sky Broadcasting (Sky) has won a five-year legal action against Electronic Data Systems (EDS) for deceit, negligent misrepresentation and breach of contract. Handing down the judgement at the Royal Courts of Justice today, Mr Justice Ramsey found that EDS had lied to Sky in order to secure a contract as part of the company's investment in a new customer relationship management system.

In summer 2000, Sky appointed EDS to design, build and implement an advanced customer service system at its customer contact centres in Livingston and Dunfermline, Scotland. The relationship was terminated in early 2002 after EDS failed to perform its contractual obligations. As a result, Sky assumed direct responsibility for systems integration and subsequently completed the project. The legal action against EDS began in 2004.

The final amount of costs and damages will be determined by the Court in due course. However, based on the judgement, Sky anticipates that EDS will be liable to pay Sky an amount of at least £200 million.

End

Further information

Media

Robert Fraser          020 7705 3706

Analysts/Investors

Francesca Pierce     020 7705 3337

Notes for editors

1) BSkyB is represented in this action by Herbert Smith and by a Counsel team led by Mark Howard QC of Brick Court Chambers.

2) Chronology

Summer 2000

BSkyB selects EDS, a specialist in systems integration, to provide day-to-day management of a customer relationship management (CRM) project on its behalf. The contract was to design, build and implement an advanced customer service system at BSkyB's customer contact centres.

March 2002	BSkyB terminates the relationship after EDS fails to perform its contractual obligations. Sky Subscribers Services Limited (SSSL) assumes direct responsibility for systems integration.
August 2004	BSkyB begins legal action against EDS.
March 2006	BSkyB successfully completes the CRM project.
October 2007	Trial begins at the High Court
July 2008	Trial concludes.
January 2010	Judgement is handed down by Mr Justice Ramsey.

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date:  26 January 2010                                                                                                        By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary